Exhibit 12.1

	Tekni-Plex, Inc.
	Ratio of Earnings to Fixed Charges

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal	Six Months
	Year	Year	Year	Year	Year	Ended December
	2002	2003	2004	2005	2006	30, 2005	29, 2006

Net income (loss)	(1,373)	5,186	(46,066)	(55,232)	(79,334)	(76,588)	(28,366)

Interest Income	593	293	373	321	642	381	144

Interest expense	70,934	71,266	84,451	89,899	104,831	52,445	49,931

Earnings before fixed	70,154	76,745	38,758	34,988	26,139	(23,762)	21,709
charges
Fixed charge	71,527	71,559	84,824	90,220	105,473	52,826	50,075

Ratio	1.0	1.1	0.5	0.4	0.2	(0.4)	0.4

Amount fixed charge
exceeds earnings	1,373	(5,186)	46,066	55,232	79,334	76,588	28,366